Post-Effective Amendment No. 12 to
                                                       SEC File No. 70-8593

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                       FORM U-1
                                  APPLICATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054

                           GPU INTERNATIONAL, INC. ("GPUI")
                          EI SERVICES, INC. ("EI Services")
                  One Upper Pond Road, Parsippany, New Jersey 07054

                   JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                   300 Madison Avenue, Morristown, New Jersey 07960

                        METROPOLITAN EDISON COMPANY ("Met-Ed")
                      PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                     P.O. Box 16001, Reading, Pennsylvania 19640

                              GPU SERVICE, INC. ("GPUS")
                 100 Interpace Parkway, Parsippany, New Jersey 07054
                      (Names of companies filing this statement
                         and addresses of principal offices)

                                      GPU, INC.
          (Name of top registered holding company parent of the applicants)


          M.A. Nalewako, Secretary           Douglas E. Davidson, Esq.
          M.J. Connolly, Esq.                Berlack, Israels & Liberman LLP
          GPU Service, Inc.                  120 West 45th Street
          100 Interpace Parkway              New York, New York  10036
          Parsippany, New Jersey 07054

          W.S. Greengrove, Secretary
          GPU International, Inc.
          One Upper Pond Road
          Parsippany, New Jersey 07054
            ______________________________________________________________
                     (Names and addresses of agents for service)





               GPU, GPUI, EI Services, JCP&L, Met-Ed, Penelec and GPUS hereby post-effectively amend their Application on Form U-1, docketed in SEC File No. 70-8593, as heretofore amended, as follows:

                    1. By amending paragraph I of Item 1 thereto to include the following additional information at the end thereof:

               GPUI's specific application of the various risk mitigation factors described above can be illustrated by the manner in which it has acquired its ownership interests in the Selkirk and Guaracachi Projects; Victoria Electric/Solaris Power and Midlands Electricity Plc.

               1.   Selkirk

                    Through EI  Selkirk, GPU  owns  a 13.5%  preferred
               interest and a 20% common interest in Selkirk Cogen Partners, L.P. ("Selkirk"). The facility is a natural gas-fired cogeneration facility with a total electric generating capacity of 345 MW, consisting of two units of 80 MW and 265 MW. The 80 MW unit ("Unit 1") sells capacity and energy to Niagara Mohawk Power Company and the 265 MW unit ("Unit 2") sells capacity and energy to Consolidated Edison. GPUI's original investment in Selkirk was $20.3 million in 1994.(1) For the year ended 1996, GPUI's investment balance was $14.3 million.

                    Discussion  of the business, financial results and
               past performance of the Selkirk Project is included in Selkirk's 1996 Annual Report on Form 10-K, SEC File No. 33-83618.

                    Selkirk was developed by affiliates of J. Makowski
               Co. ("Makowski") and Old State Selkirk Associates ("Old State"), with Makowski serving as the development manager. GPUI mitigated a substantial portion of the Construction and Operating Risks by structuring its investment as an option to acquire the interests of Old State in the Project. At the time GPUI acquired the option in 1991, Unit 1 was under construction and Unit 2 was in the development phase, and GPUI intended to exercise the option only after both Units entered commercial operation. Unit 1 entered commercial operation in April 1992, and Unit 2 in September 1994. In November 1994, GPUI exercised the option and acquired the interest of Old State in Selkirk.



          _____________________

          1    The investment was authorized by the SEC in File No. 70-7828.



                    Prior  to acquiring  the  option,  and then  again
               prior to its exercise, GPUI performed substantial due diligence on the Project to assess all relevant risks. That review included an analysis of the Project contracts and legal issues by GPUI personnel, legal counsel and an outside consultant.

                    Selkirk  has entered  into power  sales agreements
               with Niagara Mohawk for Unit 1 and Con Edison for Unit 2 for initial terms of 20 years.(2) The power sales agreements each provide the purchasing utility with the contractual right to schedule the Unit for dispatch on a daily basis. Dispatch of the Units is required to be based, in part, on economic criteria in accordance with rules of the New York Power Pool, taking into account the variable cost of electricity. The power sales agreements also provide for a fixed capacity payment independent of dispatch. This capacity payment provides for the servicing of the fixed costs of the facility, such as debt service, fixed operating and maintenance expense, fuel transportation, and wheeling. The energy produced and sold provides for the variable cost of fuel and operation. These pricing terms, together with the provisions of the fuel and steam host agreements discussed below, help mitigate Operating and Commercial Risks. (Dispatch rates for Units 1 and 2 for 1996 were 54.5% and 87.6%, respectively.)

                    Fuel supply  for the  Units is secured  by several
               15-year term agreements with major fuel suppliers. These fuel agreements provide for a combination of dedicated reserves and corporate warranties. Gas transportation is secured by 20-year term agreements. Selkirk has dedicated fuel management services which ensure that sufficient quantities of gas are available for the Units to meet scheduled deliveries of electricity, as well as to take advantage of market opportunities to resell firm gas volumes not needed for power generation due to dispatch of the Units at favorable prices. Such resale of excess fuel supplies provides an additional source of revenues (expense reduction) which produced $24.6 million in gas resale revenues for 1996. Unit 1 and Unit 2 also have the capability to operate on No. 2 fuel oil and are able to switch without interrupting generation.

                    Selkirk sells steam  to a  General Electric  plant
               adjacent to the facility under a 20-year agreement. The General Electric plant is required to purchase the minimum thermal output necessary to maintain Selkirk's status as a qualifying cogeneration facility under the Public Utility Regulatory Policies Act of 1978. If the

          __________________
          2    GPUI  thus  believed  that  Commercial  Risks  were  largely mitigated since the Project had two long term power sales agreements with creditworthy utilities.

               Project loses its qualifying facility status, its power sales agreements would become subject to the jurisdiction of FERC. To mitigate regulatory risk associated with the unlikely loss of qualifying facility status, Selkirk has obtained EWG status.

                    Units 1  and 2 were constructed  pursuant to fixed
               priced turnkey contracts with Bechtel Corp., a highly regarded construction contractor. The contracts included customary milestones and liquidated damage provisions. GPUI thus believed that the Construction
               Risks, to the extent applicable to this investment, were adequately mitigated.

                    GPUI's  review  of  the  Financial  Risks  focused
               initially on the project financing debt which had been incurred in 1990 to finance the construction of Unit 1. Prior to exercise of the option, GPUI also evaluated the mortgage bond financing which was then in place for both Units. In particular, Selkirk issued $392 million of first mortgage bonds at fixed interest rates in the public markets, registered with the SEC as part of a refinancing in 1994. The bonds were issued in two tranches: $165 million, which mature in 2007 at an interest rate of 8.65%, and $227 million which mature in 2012 at an interest rate of 8.98%. These loans, which are secured by the assets of the Partnership, bear interest at fixed rates and are non-recourse to the individual partners, including EI Selkirk, thus mitigating Financial Risks. Selkirk also has entered into currency exchange agreements to hedge against future exchange rate fluctuations which could result in additional costs under fuel transportation agreements which are denominated in Canadian dollars. The amount of total exchange over the agreement term is about $1.4 million Canadian dollars.

                    Legal  Risks for  this  investment were  addressed
               through a due diligence review by GPUI's counsel and receipt of customary opinions and representations.

               2.   Victoria Electric

                    Victoria Electric, Inc.  ("Victoria Electric"),  a
               Delaware corporation, was formed as a special purpose subsidiary to purchase a 50% ownership interest in Solaris Power ("Solaris"), an Australian electric distribution company, in November 1995. GPU Electric, a wholly owned subsidiary of GPU, owns 100% of the common stock of Victoria Electric Holdings, Inc., which in turn owns 100% of Victoria Electric.

                    Victoria Electric and Australian Gas Light Company
               ("AGL') acquired Solaris for a total purchase price of approximately US$712 million, of which GPU Electric's

               50% share was US$356 million. GPU Electric made an equity investment in Solaris of approximately US$114 million. The balance of the purchase price was provided through non-recourse borrowings by Solaris from an Australian bank syndicate, thereby mitigating the Financial Risk of this investment to GPU. AGL is the largest gas distribution company in Australia.

                    The equity investment made by Victoria Electric in
               Solaris was financed in part with an A$95 million (US$75.5 million) credit facility agreement. The balance of the equity investment, equal to US$48 million, was provided as a capital contribution from GPU. The credit facility is guaranteed by GPU. (The outstanding borrowings under the credit facility at year end 1996 are A$90.1 million (US$71.6 million).) The credit facility was denominated in Australian dollars to provide for a currency hedge against Exchange Risk. (In January 1997, A$8 million (US$6.2 million) of the outstanding borrowings were repaid with dividend proceeds received from Solaris.)

                    At the time of  entering into the credit facility,
               A$80 million (US$63.5 million) of interest rate swap agreements were executed, covering up to a three-year period, to limit interest rate risk exposure. The average cost of debt for this credit facility during 1996 was approximately 7.8%.

               3.   Solaris Power

                    Prior  to  submitting  its  bid to  the  State  of
               Victoria to acquire Solaris in 1995 in connection with the company's privatization, GPUI conducted a substantial due diligence effort which included an extensive review of Solaris' business by GPUI personnel, distribution experts from the Utility Subsidiaries, and U.S. and Australian independent accountants, financial advisors and lawyers. Based on this effort, GPUI concluded that the risks associated with the Solaris acquisition were adequately mitigated.

                    The principal activity of  Solaris is to purchase,
               distribute and supply electricity, and to provide services, including management services, in connection with the distribution and supply of electricity. Solaris is one of five electric distribution companies that have been privatized by the Victoria government. Solaris provides electric service to more than 230,000 customers in and around Melbourne.

                    Solaris is subject to  regulation by The Office of
               The Regulator General ("ORG") and possesses licenses authorizing it to engage in the distribution, supply or sale of electricity. In 1994, Solaris was issued two licenses:

                         1. A distribution license to distribute electricity for supply and to supply electricity in a specified distribution area.

                         2. A retail license to sell electricity otherwise than through the Pool to franchise customers in Solaris' specified distribution area and to non-franchise customers anywhere in Victoria.

                    These  licenses provide Solaris  with an exclusive
               distribution service region and the right to supply energy, subject to adhering to the terms and conditions of the licenses. The distribution of electricity is Solaris' core business and provides about 85% to 90% of its profitability. Accordingly, evaluation of Solaris' distribution license and the Company's ability to comply with the license were key components of GPUI's assessment of the Operating, Commercial and Legal Risks of this investment. Regulation of the distribution business is subject to an annual rate cap formula based on the change in inflation less an efficiency factor, which mitigates the Operating Risk by providing a partial rate hedge against increased expense. Efficiency gains and cost reduction below the rate cap formula benefit shareholders. Regulatory review and reset of the formula is scheduled for 2001 for all the electric distribution companies privatized in Victoria. The last regulatory review was carried out in June 1995 and Solaris has complied with the quarterly reporting requirements since this date. The ORG was satisfied that Solaris has demonstrated a commitment to compliance and no material matters arose.

                    GPUI  also  evaluated  Solaris'  supply  business,
               which is gradually being opened to market competition. The maximum prices which can be charged to franchise customers have been set by the Victoria government. (During 1996, larger industrial and commercial customers have been progressively classified as contestable.) Residential customers will enter the contestable market in January 2001. When customers are classified as contestable, any licensed retailer may contract with the customer to supply electricity at negotiated prices. (During 1996, Solaris successfully participated in the contestable market maintaining its pre-contestability share of business in the contestable markets.)

                    Solaris  participates  in  the   wholesale  energy
               market for its energy supply business and utilizes financial hedge contracts to minimize exposure to fluctuations in energy prices, which help assuage Operating Risks. Contracts have been entered into with electricity generators to manage the financial risks associated with the market price of electricity to franchise load through 2000. It is the policy of Solaris to substantially hedge its forecast contestable load and is entering into hedging contracts with individual generators to cover this load.

                    Exposure  to  interest  rate   risk  for  debt  is
               minimized through the use of interest rate swaps. About 85% of Solaris' floating rate debt has been fixed until December 1997 and approximately 82% thereafter for the life of the funding facility, thereby mitigating Financial Risks. Financial Risks have also been mitigated by the participation of AGL as a 50% partner in the investment, since AGL has assumed 50% of the equity commitment. AGL's participation also addresses Legal Risks since AGL, as an Australian utility, is closely familiar with the Australian regulatory scheme.

               4.   Midlands Electricity plc

                    In May  1996, GPUI  and Cinergy, Inc.  formed Avon
               Energy Partners Holdings ("Avon Holdings"), a 50/50 joint venture, to acquire Midlands Electricity plc. ('Midlands"), an English regional electric company located in and around Birmingham, England. The outstanding shares of Midlands were purchased through a wholly-owned subsidiary of Avon Holdings for approximately $2.6 billion.

                    Midlands supplies and  distributes electricity  to
               2.2  million  customers  in  England and  also  owns  a
               generation business that produces electricity domestically and internationally.

                    In May 1997 Midlands and Avon Holdings received an
               A-2 short-term debt rating from Standard & Poor's and Duff & Phelps. Standard & Poor's also notified Midlands that an A- long-term debt rating was assigned to both Midlands and Avon Holdings. Midlands has subsequently sought credit ratings from Moody's which is currently conducting its credit rating review.

                    GPU engaged in a substantial due diligence  effort
               prior to consummating the Midlands acquisition in an effort to mitigate risks. As was the case with Solaris, GPU employed a team of financial and operational personnel from GPU System companies to perform due diligence, as well as retaining U.S. and U.K. financial, legal and accounting advisors, and concluded that all relevant risks were adequately mitigated.

                    Midlands has  been licensed under  the Electricity
               Act for an authorized area of distributing and supplying electricity. The Office of Electricity

               Regulations ("OFFER" ) is the regulatory body which ensures compliance with the provisions of the licenses.

                    The  distribution of electricity is Midlands' core
               business and provides approximately 80% of its profitability. Regulation of the distribution business is subject to an annual rate cap formula based on the change in inflation less an efficiency factor. Regulatory review and reset of the formula is scheduled for 2000 for all the U.K. electric distribution companies. These formulas provide for a partial price hedge against increased expenses and thus address Operating Risk exposure. Efficiency gains and cost reduction below the rate cap formula benefit shareholders.

                    GPUI  also  evaluated  Midlands' supply  business,
               which is scheduled for total contestability in 1998. Currently, customer load in excess of 100 kW is contestable. When customers are contestable, any licensed retailer may contract with the customer to supply electricity at negotiated prices.

                    Midlands  participates  in  the  wholesale  energy
               market for its energy supply business and utilizes hedge contracts to minimize exposure to fluctuations in energy prices. Contracts have been entered into with electricity generators to manage the financial risks associated with the market price of electricity. Midlands' policy is to substantially hedge its forecast load by entering into hedging contracts with individual generators. These factors help mitigate Operating Risks on the supply side.

                    Midlands   also   has   a    separate   generation
               subsidiary,   Midlands   Power   International,   which
               develops and invests in independent power projects. Currently, about 82.5 million pounds (US$133.6 million) is invested in projects that are in operation, with about 86% of this investment in projects located in the U.K. Additionally, three projects are under construction with a combined equity commitment of approximately
               87.6 million pounds (US$141.9 million). One of these projects is an expansion of an existing investment in the U.K. The remaining two are in Pakistan and Turkey. Substantially all of these investments were developed with partners such that the equity holding represents a partnership share, in most cases limited to no more than 40%. Additionally, loans provide 70%-90% of total capital cost on a non-recourse basis to the equity sponsors, thereby mitigating Financial Risks. These projects also are structured with strict contractual
               arrangements   with   lenders,  have   host  government
               support, with bilateral and multilateral agencies such as U.S. EXIM and OPIC participation providing political risk coverage and loans, which assuage Commercial and Legal Risks. Construction Risks are mitigated through turnkey contracts which provide for liquidated damages. Currency denominations are limited to U.S. dollars or British pounds, thereby mitigating Exchange Risks.

                    Avon Holdings has borrowed approximately 1.1 billion
               pounds (US$1.8 billion) through a non-recourse term loan and revolving credit facility to provide for the Midlands acquisition. EI UK Holdings, Inc., ("EI UK") a special purpose, wholly owned subsidiary of GPU Electric, has invested approximately 332 million pounds
               (US$568 million), in Avon Holdings (50% of the equity), which has been funded through a GPU guaranteed five-year bank term loan facility. Cinergy provided an equal amount of equity. Financial Risks were thus mitigated since the Avon borrowings are non-recourse to GPU.

                    Interest  rates  on 50%  of the  non-recourse bank
               facility debt have been fixed for an average of two years through the use of interest rate swaps. Avon is in the process of refinancing a majority of this debt and has targeted 75% of the debt to be at fixed interest rates.

                    The EI UK debt facility was denominated in British
               pounds to provide for a currency hedge. EI UK also entered into two interest rate swap agreements for notational amounts of 75 million pounds (US$128 million)
               each,  for  one  and  two  year  terms,   respectively.
               Refinancing   of   this  facility   into   longer  term
               maturities is under review.

                    As with Solaris, Legal  Risks were deemed  minimal
               because the U.K. was not believed to present any "country specific political risks" due to its established legal and regulatory framework.

               5.   GPU Power/Guaracachi/Empresa Guaracachi

                    GPU  Power is  a wholly-owned  subsidiary  of GPU,
               Inc. which principally owns several special purpose subsidiaries holding investments in Empresa Guaracachi SA ( EGSA ) in Bolivia and Termobarranquilla SA ("TEBSA"), currently under construction in Colombia.

                    In  July   1995  GPU  Power,   through  Guaracachi
               America, Inc. ("Guaracachi"), a special purpose subsidiary, acquired from the Bolivian Government a 50% interest in EGSA. EGSA is an electric generating company having an aggregate capacity of 216 megawatts of gas-fired and oil-fired generation which was acquired for approximately $47 million. In connection with the investment, GPU Power has the ability to exercise significant management control of EGSA, which results in consolidation for accounting purposes. The other 50% continues to be owned by the government.

                    The   EGSA   investment   was   financed   through
               Guaracachi from a $15 million note issued by Guaracachi to GPUI which matures in 2007 and bears interest at rates specified in the note. The balance of the investment, equal to approximately $32 million, was provided through a capital contribution from GPU. In April 1997, $1.5 million of accrued interest and $0.8 million of principal on the GPUI note was repaid from dividends paid by EGSA.

                    Prior  to  submitting its  bid  to  acquire a  50%
               interest in EGSA, GPUI performed a due diligence evaluation which included, among other things, a careful evaluation of the facilities owned by EGSA and the political, legal and regulatory climate in Bolivia. To do this, GPUI utilized its own personnel as well as financial, legal, engineering and accounting advisors in Bolivia.

                    The four Bolivian  generating companies (the three
               privatized companies including EGSA plus Corporacion Boliviana de Energia Electrica ("COBEE"), a privately-held company operating in Bolivia for many years) have licenses to generate and sell electricity in Bolivia. No additional licenses will be granted by the Bolivian Government before January 1, 2000, giving the four companies the exclusive right to sell electricity in Bolivia until that date. The four companies also have the exclusive right to export electricity to neighboring countries until January 1, 1999. These exclusive rights mitigate Operating Risks of this investment.

                    The Bolivian  electricity market is  based on  the
               Chilean model of segregated generation, transmission and distribution companies. As a generator, EGSA sells capacity and energy into this market. EGSA currently sells all the energy generated at its three plants into the wholesale spot market. The price of energy in the spot market is determined on a system marginal cost basis. EGSA sells capacity on the spot market as well. The price of capacity is determined every six months by the Superintendent of Electricity in accordance with the electricity law and its implementing regulations. The price is based on the cost of installing new peaking capacity on the system. The amount of firm capacity with which EGSA is credited, and for which it receives capacity payments, is also determined every six months, and is based on the then-current supply and demand situation in the market. EGSA is allowed to sell capacity and energy directly to distribution and industrial companies via power sales contracts, although to date it has not chosen to do so. The firm capacity payments provides assurance that fixed costs such as debt service and operations and maintenance expense are covered whether or not EGSA is selling electricity into the spot market, thus mitigating a substantial portion of the Operating and Commercial Risks of this investment.

                    EGSA currently purchases gas via  supply contracts
               with Yacemientos Petroliferos y Fiscales Bolivianas ("YPFB", the Bolivian state oil and gas concern. EGSA has separate contracts for each of its three existing plants. These contracts expire in July 1998 and in July 2002. Bolivia is currently restructuring its gas market. It is expected that by the time EGSA's gas supply contracts start to expire, the restructuring will be complete and EGSA will have the opportunity to shop for gas from a variety of sources and suppliers. Bolivia has recently privatized YPFB. After privatization, Bolivia transferred existing contracts to the companies that resulted from the privatization. These arrangements help mitigate the Operating Risks of fuel supply.

                    GPU's  investment  exposure  was  limited  to  the
               $47 million purchase price, thereby mitigating Financial Risks. In addition, that Risk was further mitigated since the $47 million purchase price was deposited with a U.S. bank and is held in a trust administered by Guaracachi. In connection with the acquisition, Guaracachi entered into a Capitalization Contract with EGSA requiring that the $47 million be invested in capital improvements and new plant within a period of seven years from the acquisition date. The contract provides that up to 10% of the investment can be used for working capital requirements. The Capitalization Contract thus mitigates Operating Risk.

                    The   long-term  debt   outstanding  at   EGSA  is
               denominated in Deutsche Marks ("DM"), U.S. dollars and a basket of DM and Norwegian currencies, all at fixed interest rates. The DM and U.S. dollar denominated loans represent about 82% of the outstanding debt. In order to mitigate this Foreign Exchange Risk,
               Guaracachi transferred a portion of the $47 million capitalization amount to a DM based investment fund to effectively hedge the foreign exchange rate fluctuation exposure associated with the DM long-term debt held by EGSA.

                    It  is  GPUI's  policy  to  obtain  political risk
               insurance for investments in those countries where political risk is considered a factor. Accordingly, GPUI purchased insurance policies from OPIC and a private insurer which insure approximately 90% of

               GPUI's   equity   investment  against   loss   in  such
               circumstances.

               2.   By  adding the following at  the end of  paragraph J of
          Item 1 thereof:

                    The   actual  use   of  the   expanded  investment
               authority cannot be determined at this time since the ability to invest additional sums is limited by the opportunities that become available in the future. The areas of expansion being considered include additional investments in FUCOs and EWGs in and around regions where GPU has existing operations or development projects underway.

                    As  a result  of various  factors, however,  it is
               expected that a majority (i.e. over 50%) of the funds will be invested in FUCOs which are subjected to some sort of price regulation in the local country. These factors included the fact that FUCO acquisitions (through privatization or tender), tend to be larger in investment size than EWG investment which are generally projects financed with non-recourse debt. Also, GPU has tended to favor investment in EWGs that have obtained power purchase contracts with a utility or industrial customer over those that have not contracts and plan to sell power into a spot market. In many countries, there has been a trend toward a completely spot based power market (compared with contract based) limiting the number of EWG opportunities GPU finds attractive.

                    Historically,   investments  and   commitments  to
               invest in EWGs and FUCOs have been weighted towards FUCOs in a ratio of approximately 25\75. As stated above, future investment, while not necessarily in this same ratio, will likely be weighted towards FUCOs.

               3. By amending subparagraph (9) of paragraph L of Item 1 thereof to add the following at the end thereof:

                    GPU has reviewed the  expected impact on  Midlands
               of the windfall profits tax which the new Labour Government in the UK has proposed to impose on privatized utilities. Based on Midlands' expected share of this tax and the related effect on its earnings, while GPU will incur aggregate losses from its EWG and FUCO investments for 1997, those losses will not exceed 5% of GPU's anticipated consolidated retained earnings as at December 31, 1997.

               4. By amending subparagraph (b) of paragraph M to include the following information:

                    GPU does not believe that investments made in EWGs
               and FUCOs have negatively affected the first mortgage bond ratings of its utility subsidiaries, JCP&L, Met-Ed and Penelec (collectively, the "Utility Subsidiaries") nor the interest rates on first mortgage bonds sold by such companies. While the rating agencies issued cautionary statements after the May 7, 1996 announcement by GPU and Cinergy of their proposed acquisition of Midlands, the only downgrade to occur in the past year was at Penelec, where Penelec's senior securities were downgraded one rating level (i.e.,. first mortgage bonds from A to A-) by Duff & Phelps. Duff & Phelps now rates Penelec senior securities at the comparable level of Moody's and Standard & Poor's. The reason given for the downgrade, however, was Penelec's growing level of firm capacity payment obligations owed to non-utility generators.

                    In support  of the foregoing, various  comments of
               the rating agencies on the subject of GPU's EWG and FUCO investments follow. Relevant news releases by the rating agencies are being filed as an exhibit to this post-effective amendment.

               . Standard & Poor's Affirms GPU & Cinergy Units' Ratings After British Acquisition Announcement, May 7, 1996

                    - "Although Cinergy and GPU have the debt capacity to finance this acquisition without significant credit impact, this potentially large acquisition may restrain both utilities' domestic financing flexibility and divert management attention."

                    - "This acquisition limits the potential for higher ratings of both Cinergy and GPU and could eventually result in lower ratings if future expansion goals are not pursued in a conservative fashion."

               . Moody's Reviews Ratings of Three Cinergy Corporation's Subsidiaries and One General Public Utilities Corporation's Subsidiary for Possible Downgrade, May 7, 1996

                    - "Moody's initiated a review for possible downgrade of the credit ratings of Pennsylvania Electric Company . . ." "The review was prompted by Cinergy's and GPU's announcement that they plan to jointly acquire Midlands
                    Electricity plc. . . ."

                    - "Moody's confirmed the credit ratings of two GPU subsidiaries: Jersey Central Power & Light Company and Metropolitan Edison Company."

               . Moody's Confirms the Securities Ratings of Pennsylvania Electric Company, November 26, 1996

                    - "In addition, the rating action reflects the consummation of GPU, Inc.'s proposed acquisition of a 50% equity share in Midlands Electricity plc, a regional electric company in the United Kingdom."

               . Duff & Phelps Downgrades Penelec's Senior Secured, Unsecured and Preferred Stock Ratings, May 13, 1996

                    - "Importantly, DCR's rating action is not reflective of GPU's recent acquisition of Midlands Electricity plc which GPU recently announced it had entered into a joint bid with Cinergy Corp. to acquire for $2.6 billion. Notwithstanding the increased level of debt service requirements of GPU associated with the acquisition, DCR does not anticipate it would impact the credit profiles of the operating subsidiaries."

               .    Duff &  Phelps Assigns Ratings  of BBB+ to  GPU, Inc.'s
                    $300   Million   Shelf   Registration    of   Unsecured
                    Debentures, August 5, 1996

                    - "GPU's 100 percent debt-financed joint acquisition with Cinergy of Midlands Electricity plc earlier this year contributed to a more highly leveraged capital structure at GPU. DCR's present rating is predicated on the expectation that GPU will issue equity within a short time period and continue to repay incremental debt associated with the acquisition sufficient to strengthen its capital structure to preacquisition levels."

                    Standard  &  Poor's  has not  changed  the  letter
               ratings for the Utility Subsidiaries since 1994; however, the individual companies' outlook and business position has been revised over the years and are currently rated as follows:

               JCP&L     BBB+      Stable         Low Average
               Met-Ed    BBB+      Positive       Average
               Penelec   A-        Stable         Average

                    Moody's bond ratings have  not been revised  since
               1994 despite the fact that Penelec's ratings were under review from May to November 1996 (see comment related to part A above). Current bond ratings for the Utility Subsidiaries are as follows:


               JCP&L          Baa1
               Met-Ed         Baa1
               Penelec        A3

                    Duff & Phelps  revised Penelec's ratings  downward
               in May 1996 as a result of the company's increased exposure to nonutility generation. JCP&L's and Met-Ed's ratings remained stable. Current bond ratings for the

               Utility Subsidiaries are as follows:

               JCP&L          BBB+
               Met-Ed         A-
               Penelec        A-

               5. By amending subparagraph (b) of Paragraph M of Item 1 thereof to add the following information:

                    Based upon  the anticipated  amount and  timing of
               the "windfall profits tax" payable by Midlands, GPU expects that Midlands will have sufficient cash resources or external borrowing capabilities from credit facilities to pay that tax without the need for additional equity contributions loans from GPU. Indeed, on July 4, 1997, Standard & Poor's announced that it was not changing its rating for Midlands' debt as a result of the windfall profits tax, although it was, at the same time, placing a number of other UK utilities on Credit Watch, with negative implications. A copy of Standard & Poor's announcement is being filed as an exhibit hereto. Both Standard & Poor's and Duff & Phelps have subsequently reaffirmed their ratings for both Midlands and Avon Energy Holdings.

               6.   By filing the following exhibits in Item 6 thereof:

                    I -  Capitalization and pro forma Capitalization Ratios
                         - Filed under request for Confidential Treatment pursuant to Rule 104

                    J -  Certain   Project    Financial   Information   and
                         Projections - Filed under request for Confidential Treatment pursuant to Rule 104.

                    K -  Rating Agency Announcements

                                      SIGNATURE

                    PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDER-SIGNED THEREUNTO DULY AUTHORIZED.

                                   GPU, INC.
                                   JERSEY CENTRAL POWER & LIGHT COMPANY
                                   METROPOLITAN EDISON COMPANY
                                   PENNSYLVANIA ELECTRIC COMPANY



                                   By:
                                        T. G. Howson
                                        Vice President and Treasurer


                                   GPU INTERNATIONAL, INC.



                                   By:

                                        B. L. Levy
                                        President


          Date: July 22, 1997